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Exhibit 99.3

Management's Discussion and Analysis

Three and nine months ended November 30, 2014

January 13, 2015

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and nine months ended November 30, 2014. This MD&A is dated January 13, 2015 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months and nine months ended November 30, 2014 and the Annual Information Form for the year ended February 28, 2014 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2014.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained herein is dated as of January 13, 2015 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our strategic relationship with Nokia; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our reliance on Nokia and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia;

  •
  our ability to scale our supply chain and our reliance on suppliers, including contract manufacturers, third party component suppliers and suppliers of outsourced services;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our dependence on our ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  our dependence on establishing and maintaining relationships with channel partners;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  our exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        As a result of our strategic relationship with Nokia, we are also exposed to certain risks that affect Nokia. Nokia has identified risks relating to its own business in its annual report on Form 20-F for the year ended December 31, 2013.

        Also see the discussion under "Liquidity and Capital Resources–Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Results of Operations–Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Nine Months Ended
	November 30, 2014	November 30, 2013	November 30, 2012	November 30, 2014	November 30, 2013	November 30, 2012
REVENUE	47,320	22,169	38,452	114,024	72,154	95,583
Cost of sales–before inventory provisions	39,330	19,320	31,296	92,942	63,528	74,878

Gross profit before inventory provisions (note 1)	7,990	2,849	7,156	21,082	8,626	20,705

	16.9%	12.9%	18.6%	18.5%	12.0%	21.7%
Inventory provisions	272	389	18	1,585	552	2,691

Gross profit	7,718	2,460	7,138	19,497	8,074	18,014

	16.3%	11.1%	18.6%	17.1%	11.2%	18.8%
EXPENSES
Research and development	4,353	5,000	9,769	13,046	15,085	26,307
Selling and marketing	3,557	3,479	3,935	10,230	10,036	11,950
General and administrative	4,282	4,144	6,218	13,137	13,325	20,001

	12,192	12,623	19,922	36,413	38,446	58,258

Loss before other items	(4,474)	(10,163)	(12,784)	(16,916)	(30,372)	(40,244)
Amortization of intangible assets	(333)	(500)	(1,162)	(981)	(1,496)	(2,903)
Accretion expense	(69)	(53)	(16)	(109)	(174)	(68)
Restructuring expense	—	—	(839)	—	—	(1,637)
Interest expense	(301)	(392)	(500)	(1,105)	(1,310)	(1,211)
Impairment of intangible assets	—	—	(4,407)	—	—	(8,424)
Gain on change in estimate	200	2,970	—	301	3,312	6,958
Gain on contract amendment	—	417	5,416	—	5,702	—
Gain on sale of fixed assets	18	—	—	18	—	—
Gain on purchase of business	—	—	—	—	—	19,397
Warrant issuance expenses	—	(662)	—	(221)	(662)	—
Fair value adjustment–warrant liability	1,880	3,587	—	1,028	3,587	—
Foreign exchange gain (loss)	145	(724)	419	519	(1,219)	(122)

Net Loss before income taxes	(2,934)	(5,520)	(13,873)	(17,466)	(22,632)	(28,254)
Income tax expense (recovery)	502	102	63	1,047	270	(509)

Net Loss	(3,436)	(5,622)	(13,936)	(18,513)	(22,902)	(27,745)
Net (Gain) Loss Attributable to Non-Controlling Interest	(320)	113	69	(739)	259	177

Net Loss applicable to shareholders	(3,756)	(5,509)	(13,867)	(19,252)	(22,643)	(27,568)

Basic & Diluted loss per share	(0.05)	(0.12)	(0.36)	(0.29)	(0.55)	(0.74)
Basic & Diluted weighted average shares outstanding	75,254,452	47,329,275	38,033,222	65,738,695	41,144,953	37,313,926

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Results of operation–Use of Non-GAAP Performance Measures"

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  1)
  Comparisons between three months and nine months ended November 30, 2014 and November 30, 2012:

  a.
  Revenue through the Nokia channel only commenced in June of 2012. As a result, the Nokia revenue stream is only relevant to six of the months in the nine month period ended November 30, 2012. In the three month period ended November 30, 2014 the most significant contributor to the increase over the same period in fiscal year 2012 was the increase in sales through India.

  b.
  Our gross profit percentage was lower in both the three and nine months ended November 30, 2014 than in the same periods in fiscal year 2012 because of a change in the mix of customers we are selling to. In both periods, inventory provisions on older product lines further reduced the gross profit percentage.

  c.
  Operating expenses in the current year compared to the same period two years prior were significantly lower. The reduction primarily resulted from the termination of a services agreement with Nokia and other management actions to reduce expenses. The terminated services agreement was originally established in connection with our 2012 acquisition of Nokia's microwave products business.

  2)
  Comparisons between the three and nine months ended November 30, 2014 and November 30, 2013:

  a.
  Revenue growth in this period can be attributed to improved sales through the Nokia channel and to increased sales to a Tier 1 carrier located in India.

  b.
  The gross profit percentage improved due to decreases in material costs and decreases in overhead and repair costs.

  c.
  Operating expenses decreased primarily as a result of lower depreciation and lower professional fees, bad debt expense and commodity taxes in China. These decreases were offset by increases in operating costs in DragonWave HFCL (India) to support higher business levels in India. Increased spending on software and materials as well as compensation and travel partially offset the previously noted reductions in operating expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data:

	As at November 30, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	29,546	18,992
Trade receivables	43,763	17,408
Inventory	22,946	30,416
Other current assets	5,479	5,909
Deferred tax asset	119	69

	101,853	72,794
Long Term Assets
Property and equipment	4,066	3,168
Deferred tax asset	1,485	1,536
Deferred financing cost	32	60
Intangible assets	928	1,635
Goodwill	11,927	11,927

	18,438	18,326
Total Assets	120,291	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	42,619	29,964
Deferred revenue	667	984
Capital lease obligation	519	1,795

	43,805	32,743
Long Term Liabilities
Debt facility	26,600	15,000
Other long term liabilities	1,096	574
Warrant Liability	2,218	1,360

	29,914	16,934
Shareholders' equity
Capital stock	220,934	198,593
Contributed surplus	8,087	7,118
Deficit	(173,653)	(154,505)
Accumulated other comprehensive loss	(9,618)	(9,682)

Total Shareholder's equity	45,750	41,524
Non-controlling interests	822	(81)

Total Equity	46,572	41,443
Total Liabilities and Shareholder's equity	120,291	91,120

Shares issued and outstanding	75,270,108	58,008,746

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations, including for end-customers we supply through Nokia. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

	FY13	FY14				FY15
	Feb 28 2013	May 31 2013	Aug 31 2013	Nov 30 2013	Feb 28 2014	May 31 2014	Aug 31 2014	Nov 30 2014

Revenue	28,294	24,532	25,453	22,169	17,857	28,771	37,933	47,320
Gross Profit before inventory provisions (note 1)	2,239	2,919	2,858	2,849	3,115	5,976	7,116	7,990
Gross Profit % before inventory provisions	7.9%	11.9%	11.2%	12.9%	17.4%	20.8%	18.8%	16.9%
Inventory provisions	752	99	64	389	526	90	1,223	272
Gross Profit	1,487	2,820	2,794	2,460	2,589	5,886	5,893	7,718
Gross Profit %	5.3%	11.5%	11.0%	11.1%	14.5%	20.5%	15.5%	16.3%
Operating Expenses	18,451	13,432	12,391	12,623	11,790	12,056	12,165	12,192
Loss before other items	(16,964)	(10,612)	(9,597)	(10,163)	(9,201)	(6,170)	(6,272)	(4,474)
–(gross profit less operating expenses)
Loss for the period	(27,262)	(6,679)	(10,601)	(5,622)	(11,599)	(6,667)	(8,410)	(3,436)
Net loss per share
Basic and Diluted	(0.71)	(0.17)	(0.28)	(0.12)	(0.20)	(0.11)	(0.14)	(0.05)
Weighted average number of shares outstanding
Basic & Diluted	38,043,594	38,059,919	38,112,887	47,329,275	57,062,936	58,194,153	63,894,060	75,254,452
Total Assets	134,994	104,254	89,221	98,113	91,120	86,130	110,597	120,291

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Results of operation–Use of Non-GAAP Performance Measures"

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        The following are key points on our results of operations for the third quarter ended November 30, 2014 compared to the same period in the previous fiscal year:

  •
  Revenue increased by $25.2 million. The primary factors contributing to revenue changes are:

  •
  New direct sales to a Tier 1 carrier located in India ($12.4 million);

  •
  Increased sales volume through the Nokia sales channel ($12.4 million); and

  •
  Decreases in direct and indirect sales in both Europe and the United States ($0.3 million and $1.9 million respectively) which were offset by $2.6 million in increases in a variety of customers in other regions

  •
  Gross profit percentage increased to 16.3%, compared to 11.1% in the same three month period in the third quarter of fiscal year 2014. The increased gross profit percentage relates to lower material costs and lower production and repair costs.

  •
  Operating expenses decreased $0.4 million compared to same three month period in the previous fiscal year as a result of the following factors (in USD millions):

Three months ended
November 30, 2014	12.2
November 30, 2013	12.6

(0.4)

Key Drivers:
Lower depreciation on fixed assets	(0.6)
Lower professional fees, bad debt expense and commodity tax in China	(0.4)
One time occupancy and move costs in China	0.1
Increased costs in DragonWave HFCL (India) to support new business	0.2
Increased spending on software and materials for prototype	0.2
Increased compensation related spending and travel	0.1

(0.4)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  A fair value adjustment gain of $1.9 million was realized during the three month period ended November 30, 2014 as a result of a depreciation of the warrant valuation on the remaining warrants outstanding from the public equity offerings completed in September 2013 and August 2014. This compared to a fair value adjustment gain of $3.6 million in the three month period ended November 30, 2013 resulting from the September 2013 public equity offering.

  •
  Other items impacting the loss in the third quarter of fiscal year 2015 totaled $0.3 million and included amortization of software assets, accretion expense, interest expense, a gain on change in estimate, a gain on sale of fixed assets and a foreign exchange gain.

  •
  The net loss applicable to shareholders was $3.8 million.

        In the three month period ended November 30, 2014 we drew an additional $7.6 million on our line of credit which became available to us as our accounts receivable balance increased. Our ending cash position at November 30, 2014 was $29.5 million, as compared to $33.6 million at the beginning of third quarter of fiscal 2015.

Our Priorities

        Our business priorities continue to include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach; focusing on key revenue growth areas; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective continues to be to achieve cash flow break-even from operations. To this end, we plan to focus on new revenue opportunities we are now working to close, continue to optimize costs associated with manufacturing and logistics with the objective of improving gross profit performance and closely monitor operating expenses to ensure we maintain the leverage in our current business model.

Relationship with Nokia

        We closed our acquisition of the microwave transport business of Nokia on June 1, 2012. At the time of the acquisition we became the preferred strategic supplier of packet microwave and related products to Nokia. The integration phase for the transaction is now complete.

        Today, our strategic relationship with Nokia continues, and is based on the value that each party brings to the other across diverse domains including technology collaboration, product management and customer services and support. While either party may use alternative partners or products, supporting our relationship with Nokia is an important focus for DragonWave.

        On April 10, 2013 we announced a renewed framework with Nokia which included:

  •
  The settlement of a contingent receivable whereby Nokia paid us $13.8 million (balance sheet impacting only).

  •
  The termination of a services agreement with Nokia which resulted in a reduction of our accounts payable by $13.3 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  The elimination of a capital lease obligation ($1.3 million) and corresponding assets ($0.6 million).

  •
  Our agreement to a termination fee in the amount of $8.7 million to be paid by us to Nokia in installments.

        The net impact to the statement of operations resulting from the renewed framework was a gain on contract amendment of $5.3 million in the nine months ended November 30, 2013. During the nine months ending November 30, 2013, we also reduced a capital lease obligation associated with our operations in India by $0.4 million based on a revised agreement which impacted the gain on contract amendment.

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CDN$1.80 per unit for aggregate gross proceeds of $26.2 million (CDN$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one of our common shares at an exercise price of CDN$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which was set to mature on June 1, 2016. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at November 30, 2014, we had $26.6 million drawn on this facility, and in addition had utilized $2.9 million for letters of credit. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the thirty month term of the facility.

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10.0 million within our lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on our ability to acquire capital assets above a threshold over a trailing six month period. Certain of our assets, including accounts receivable, inventory, and equipment, are pledged as collateral for the credit facility. Upon an event of default, outstanding obligations would be immediately due and payable unless a waiver is received.

        We were in breach of one of our covenants in both March, 2014 and April, 2014. We obtained waivers for these breaches and amended the terms of the facility on May 13, 2014. We were in compliance with all covenants as at November 30, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Design Wins and Future Prospects

        We believe that revenue growth will be achieved through both strategic relationships and direct business.

        During the nine months ended November 30, 2014 we began shipping our products to Reliance Jio Infocomm Limited ("Reliance Jio"), a subsidiary of Reliance Industries Limited (RIL). First shipments were received by Reliance Jio in the second quarter of fiscal year 2015. Reliance Jio will deploy turnkey Horizon Compact+ links in support of a plan to roll out an extensive, nationwide 4G/LTE networks. The deployment will also include services to be delivered by DragonWave's Indian joint venture, DragonWave HFCL. In October, 2014 we announced that we had received follow on purchase orders for Horizon Compact+ from Reliance Jio.

        On November 25, 2014 we announced orders in excess of $10.0 million from a Tier 1 North American mobile operator. We will provide Horizon Compact+ and Horizon Quantum microwave links to support the operator's ongoing upgrade and expansion of its nationwide 4G/LTE network, with more than 50% of the orders tied to engineering planning and installation services.

        We continue to pursue opportunities to expand our customer base and our sales to existing customers around the world.

Revenue Guidance–Q3 Growth between 20% and 30% Projected

        On October 8, 2014, at the time of the release of our financial statements for the second quarter ended August 31, 2014, we announced that we anticipated third quarter revenue growth in the range of 20% to 30% over the $37.9 million revenue we achieved in the second quarter of fiscal year 2015. We achieved actual revenue growth of 25%. The primary drivers for the increase between the second quarter of fiscal year 2015 and the third quarter of fiscal year 2015 were as follows:

Three months ended August 31, 2014	37,933

Growth in direct sales to a Tier 1 carrier located in India	5,749
Growth in sales to Latin America customers	1,636
Growth in sales through Nokia Channel	1,103
Other	899

9,387

Three months ended November 30, 2014	47,320

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Results of Operations–Use of Non-GAAP Performance Measures".

	FY15 Q3	FY15 Q2	FY15 Q1
Revenue	47,320	37,933	28,771
Cost of Sales	39,602	32,040	22,885

Gross Profit	7,718	5,893	5,886
	16.3%	15.5%	20.5%
Add:
Inventory Provisions	272	1,223	90

Gross profit before inventory provisions (Note 1)	7,990	7,116	5,976
	16.9%	18.8%	20.8%
Operating Expenses	12,192	12,165	12,056
Depreciation	(519)	(658)	(697)
Options Expense	(321)	(288)	(359)

	11,352	11,219	11,000

Adjusted Cashflow from Operations/Adjusted EBITDA	(3,362)	(4,103)	(5,024)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Results of Operations–Use of Non-GAAP Performance Measures"

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY15 Q3	FY15 Q2	FY15 Q1
Adjusted Cashflow from Operations/Adjusted EBITDA	(3,362)	(4,103)	(5,024)
Include the following items:
Depreciation	(519)	(658)	(697)
Options expense	(321)	(288)	(359)
Inventory provisions	(272)	(1,223)	(90)
Amortization of intangible assets	(333)	(339)	(309)
Accretion expense	(69)	—	(40)
Interest expense	(301)	(379)	(425)
Gain on change in estimate	200	—	101
Gain on sale of fixed assets	18	—	—
Warrant issuance expenses	—	(221)	—
Fair value adjustment–warrant liability	1,880	(1,002)	150
Foreign exchange gain (loss)	145	253	121
Income taxes	(502)	(450)	(95)

Net Loss	(3,436)	(8,410)	(6,667)

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through original equipment manufacturers (OEMs).

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. Through co-operation with our strategic OEM

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

partner, Nokia, we now have visibility to the geographical location of our shipments through Nokia's various warehouses. The table below displays this information.

	For the three months ended November 30, 2014				For the nine months ended November 30, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Europe	970	11,785	12,755	27%	4,079	30,397	34,476	30%
India	12,366	4,595	16,961	36%	18,983	8,230	27,213	24%
North America (Excl Canada)	5,027	—	5,027	11%	15,023	—	15,023	13%
Asia Pacific	322	2,741	3,063	6%	950	11,159	12,109	11%
Middle East	635	2,668	3,303	7%	2,663	7,810	10,473	9%
Africa	250	1,924	2,174	5%	665	6,254	6,919	6%
Carribean & Latin America	2,842	15	2,857	6%	4,449	140	4,589	4%
Canada	1,180	—	1,180	2%	3,222	—	3,222	3%

	23,592	23,728	47,320	100%	50,034	63,990	114,024	100%

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales at that time.

	For the three months ended		For the nine months ended
	November 30, 2013		November 30, 2013
North America	6,526	30%	20,571	28%
Europe, Middle East and Africa	3,778	17%	9,429	13%
Nokia–India	3,435	15%	7,113	10%
Other Nokia warehouses	7,916	36%	33,745	47%
Rest of World	514	2%	1,296	2%

Total	22,169	100%	72,154	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

Comparison of the three months and nine months ended November 30, 2014 and November 30, 2013

Revenue

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
47,320	22,169	25,151	114,024	72,154	41,870

        The two main factors which led to the increase in revenue when compared to the prior year period were (1) an increase in sales through the Nokia channel and (2) a key account win (of Reliance Jio) in India. We saw decreases in direct sales to North America, Europe, and the Middle East resulting from project-based variances. We expect to see strength in these regions in future quarters as new customer projects come on-line.

	Three Months	Nine Months
Three and Nine Months Ended November 30, 2013	22,169	72,154
Growth in sales through Nokia Channel	12,377	23,132
Gowth in direct sales to a Tier 1 carrier located in India	12,366	18,983
Decrease in direct and indirect sales in North America	(319)	(2,325)
Decrease in direct sales in Europe, Middle East & Africa	(1,923)	(2,024)
Other	2,650	4,104

Total Change	25,151	41,870

Three and Nine Months Ended November 30, 2014	47,320	114,024

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

	Three Months Ended			Nine Months Ended
	November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	7,990	2,849	5,141	21,082	8,626	12,456
	16.9%	12.9%	4.0%	18.5%	12.0%	6.5%
Inventory provisions	272	389	(117)	1,585	552	1,033
Gross Profit	7,718	2,460	5,258	19,497	8,074	11,423
	16.3%	11.1%	5.2%	17.1%	11.2%	5.9%

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Results of Operation–Use of Non-GAAP Performance Measures"

        Our gross profit percentage improved relative to the previous year in both the three and nine month periods ended November 30, 2014. This improvement relates to lower material costs, lower overhead costs driven by the increased focus on outsourcing and warehousing changes and reduced warranty costs. The nine month period ended November 30, 2014 was impacted by an inventory provision on parts related to our older product platforms as customers continue the rapid adoption of our higher capacity products. The increase in total sales volume also resulted in an increase in our gross profit. We continue to actively pursue additional gross profit improvements through better material costs and more favourable logistics performance.

Expenses

Research and Development

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
4,353	5,000	(647)	13,046	15,085	(2,039)

        Depreciation expense levels are lower than they were in the previous year because spending on R&D test equipment has been limited for the past two years. A favourable commodity tax ruling in China also resulted in lower expenses for our R&D organization, and spending on external contractors has decreased as well.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q3 FY2015 vs. Q3 FY2014	YTD FY2015 vs. YTD FY2014
Depreciation	(0.6)	(1.9)
Lower commodity tax expenses on China operations	(0.1)	(0.3)
External contractor and advisor spending	(0.3)	(0.3)
Compensation related spending	0.1	0.1
Special government subsidy in China	0.2	0.1
Materials, software costs and facilities related spending	0.1	0.3

	(0.6)	(2.0)

Sales and Marketing

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
3,557	3,479	78	10,230	10,036	194

        The S&M organization, which includes marketing, product line management, customer service and sales, grew slightly between the third quarter of fiscal year 2014 and the third quarter of fiscal year 2015. We continue to adjust these teams internationally to meet the regional requirements of our customer base.

Changes to S&M expense in USD Millions:

	Q3 FY2015 vs. Q3 FY2014	YTD FY2015 vs. YTD FY2014
Small increase in staff primarily located outside of Canada	—	0.1
Travel spending	—	0.1
External contracted services	0.1	—

	0.1	0.2

General and Administrative

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
4,282	4,144	138	13,137	13,325	(188)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the costs of the Operations organization which do not flow directly into Cost of Goods sold. Lower bad debt expenses compared to the three and nine month periods in the previous fiscal year have been offset by slightly higher spending at DragonWave HFCL (India) which has been growing in response to the increased sales in the region and slightly higher professional fees.

Changes to G&A Expenses in USD Millions:

	Q3 FY2015 vs. Q3 FY2014	YTD FY2015 vs. YTD FY2014
Lower bad debt expense–two customers provided for in FY2014	(0.2)	(0.3)
Higher travel costs to support HC+ manufacturing at the contract manufacturer	—	0.2
DragonWave HFCL spending–growth in response to increased activity in India	0.2	0.2
Changes in professional costs, including for IT consulting, accounting and legal	0.1	(0.3)

	0.1	(0.2)

Amortization of Intangible Assets

	Three Months Ended			Nine Months Ended
	November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
	$	$	$	$	$	$
Amortization of Nokia intangible–favourable AR terms	—	204	(204)	—	598	(598)
Amortization of computer software & infrastructure software	333	296	37	981	898	83

	333	500	(167)	981	1,496	(515)

        The amortization of software is increasing slightly as we invest in the software required for a variety of functional areas. We are investing in our enterprise resource planning (ERP) system and in required R&D tools.

Accretion (Expense)

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
69	53	16	109	174	(65)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        During the three and nine month period ended November 30, 2014 we incurred accretion expenses associated with the termination liability in connection with the termination of a services agreement with Nokia discussed above under "Our Priorities–Relationship with Nokia" and capital leases. In the previous fiscal year the accretion expense in both the three and nine months ended November 30, 2014 relates to capital leases which we acquired on our acquisition of Nokia's microwave transport business.

Interest Expense

	Three Months Ended			Nine Months Ended
	November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
	$	$	$	$	$	$
Amortization of deferred financing costs	14	130	(116)	173	484	(311)
Interest on the Debt	332	247	85	932	757	175
Other	(45)	15	(60)	—	69	(69)

	301	392	(91)	1,105	1,310	(205)

        We have a credit line available to us of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The credit line will expire on June 1, 2016.

        As of November 30, 2014, $26.6 million is outstanding on the line of credit. As of the date of this MD&A, no additional funds have been drawn down on the line of credit. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and nine months ended November 30, 2014 the weighted average debt outstanding was $19.4 million and $17.8 million, respectively (three months and nine months ended November 30, 2013–$15.0 million). We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the facility.

Gain on Change in Estimate

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
200	2,970	(2,770)	301	3,312	(3,011)

        As noted above, on April 10, 2013 we announced a renewed framework with Nokia which included our agreement to pay a termination fee. During the third quarter of fiscal year 2015, the final invoice related to the termination fee was received from Nokia and this led to a further gain in change in estimate of $0.2 million recorded in the statement of operations. On a year to date basis we have recorded a gain in change in estimate of $0.3 million associated with the termination fee. As at November 30, 2014 we had made payments of $2.0 million toward the liability. As a result of the payment and revaluation, the termination fee liability was valued at $6.1 million at November 30, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gain on Contract Amendment

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
—	417	(417)	—	5,702	(5,702)

        As described in the section entitled "Our Priorities–Relationship with Nokia", a number of factors make up the gain on contract amendment in the previous fiscal year. The following table breaks down those elements, in USD millions:

FY2014
Reduction in an Indian capital lease obligation (recognized in Q3 FY2014)	(0.4)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.7)

Warrant Issuance Expenses

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
—	(662)	662	(221)	(662)	441

        On August 1, 2014 we completed the 2014 Equity Offering which included the issuance of warrants. Of the total equity issuance costs of $0.7 million, $0.2 million were attributed to the warrants specifically and expensed to our consolidated statement of operations in the nine months ended November 30, 2014. The remaining issuance costs were netted against the proceeds of the offering. Similarly, in the previous fiscal year, on September 23, 2013, we completed an equity offering of units (the "2013 Equity Offering"), which included the issuance of warrants. A portion of the total issuance costs were also expensed to our consolidated statement of operations in the nine months ended November 30, 2013.

Fair Value Adjustment–Warrant Liability

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
1,880	3,587	(1,707)	1,028	3,587	(2,559)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income in the three and nine months ended November 30, 2014 related to the warrants which were issued pursuant to the 2013 Equity Offering and the 2014 Equity Offering.

Foreign Exchange Gain (Loss)

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
145	(724)	869	519	(1,219)	1,738

        The foreign exchange gains and losses for both the three months ended November 30, 2014 and the three months ended November 30, 2013 resulted from the translation of foreign denominated monetary accounts. The US dollar has strengthened relative to foreign currencies. In fiscal year 2015 the translation of cash accounts resulted in foreign currency losses ($0.5 million in the nine months ended November 30, 2014), while the translation of foreign currency denominated liability accounts, particularly those denominated in Euro, resulted in foreign currency gains which more than offset the foreign exchange losses.

Income Taxes Expense

Three Months Ended			Nine Months Ended
November 30, 2014	November 30, 2013	Variance	November 30, 2014	November 30, 2013	Variance
$	$	$	$	$	$
502	102	400	1,047	270	777

        The tax expense in the three and nine months ended November 30, 2014 reflects the anticipated payment of taxes in entities which perform R&D or sales and customer support services for DragonWave internationally. It also reflects the anticipated payment of taxes in India. We actively seek and apply for all tax incentive programs available in these jurisdictions to minimize these expenses wherever possible.

        As at February 28, 2014, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada–$87.6 million, United States–$8.3 million, Luxembourg–$54.5 million and India–$0.9 million. We also had capital loss carryforwards in the following jurisdictions: Canada–$16.3 million, and the United States–$45.5 million. In addition, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.6 million available to reduce future provincial income taxes payable.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Use of Non-GAAP Performance Measures

  "Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products and do not recur on a consistent basis. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our interim financial statements for the three and nine month periods ended November 30, 2014 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations /Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our interim financial statements for the three and nine month periods ended November 30, 2014 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out above under "Our Priorities–Adjusted Cashflow from Operations/Adjusted EBITDA".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at November 30, 2014	As at February 28, 2014
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	29,546	18,992
Working Capital	58,048	40,051
Long Term Assets	18,438	18,326
Long Term Liabilities	29,914	16,934
Working Capital Ratio	2.3 : 1	2.2 : 1
Days Sales Outstanding in accounts receivable	79 days	81 days
Inventory Turnover	9.3 times	1.9 times

  Cash and Cash Equivalents

        As at November 30, 2014, we had $29.5 million in Cash and Cash Equivalents ("Cash"), representing a $10.6 million increase from the Cash balance at February 28, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and nine months ended November 30, 2014.

	Three Months Ended	Nine Months Ended
	November 30, 2014	November 30, 2014
Beginning Cash Balance	33,572	18,992
Net Loss–adjusted for non cash items	(3,517)	(14,168)
Change in inventory (net of inventory provisions)	(2,824)	5,885
Change in accounts receivable, and other current assets	(10,705)	(26,060)
Change in accounts payable and other liabilities	6,802	14,555
Nokia termination liability	0	(2,046)
Change in other	(2)	156

Working capital changes and other changes	(6,729)	(7,510)

Capital asset acquisitions	(1,311)	(2,772)
Purchases of software	(41)	(274)

Cash used in investing activities	(1,352)	(3,046)

Change in debt facility	7,600	11,600
Capital leases	(43)	(715)
Net proceeds from the Offering	0	23,960
Other changes to equity (ESPP and issuance costs charged to warrant)	15	432

Cash provided through financing activities	7,572	35,277

Total Change in Cash	(4,026)	10,554

Ending Cash Balance	29,546	29,546

        Key points associated with the Cash decrease of $4.0 million in the third quarter of fiscal year 2015 include:

  •
  We borrowed a further $7.6 million against the line of credit.

  •
  We limited growth in inventory, which helped to conserve cash.

  •
  Receivables, with longer payment terms than the terms we have with suppliers, grew at a greater rate than our payables.

  •
  We have invested in capital equipment and software required to meet capacity requirements for the recent ramp in sales, which utilized approximately $1.4 million in cash in the three months ended November 30, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	February 28, 2014 to November 30, 2014
Beginning working capital balance	40,051
Cash and cash equivalents	10,554
Trade receivables	26,355
Inventory	(7,470)
Other current assets	(430)
Future income tax asset	50
Accounts payable and accrued liabilities	(12,655)
Deferred revenue	317
Capital lease obligation	1,276

Net change in working capital	17,997

Ending working capital balance	58,048

  Trade Receivables

        Our trade receivables balance increased by $26.4 million in the first nine months of the fiscal year as a result of the increase in sales. Our days sales outstanding was calculated to be 79 days at November 30, 2014. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (November 30, 2014-2.0%; February 28, 2014-3.0%).

        As at November 30, 2014, two customers exceeded 10% of the total receivable balance. These customers represented 41% and 33% of the trade receivables balance (February 28, 2014–one customer represented 56% of the trade receivables balance).

        Included in G&A expenses is $14 thousand related to bad debt expense for the three month period ended November 30, 2014 (nine month period ended November 30, 2014–$0.2 million) compared to $0.2 million for the three month period ended November 30, 2013 (nine month period ended November 30, 2013–$0.5 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance decreased by $7.5 million relative to the closing balance at February 28, 2014. By product category the decreases in inventory are as follows in USD millions:

Closing inventory February 28, 2014	30.4

Flexipacket/Harmony product line decreases	(1.8)
Decrease in Horizon Compact (including provision increase of $0.7 million)	(1.3)
Decrease in Quantum	(2.1)
Decrease in Horizon Compact Plus	(1.1)
Lower Overhead and Labour costs in inventory	(0.9)
Decrease in Antennas, peripherals and other	(0.3)

Net Change in Inventory	(7.5)

Ending inventory at November 30, 2014	22.9

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased by $12.7 million between February 28, 2014 and November 30, 2014 primarily due to increases in purchasing tied to higher sales levels.

Use of Proceeds

        On August 1, 2014, pursuant to the 2014 Equity Offering, we issued 15,927,500 common shares and 7,963,750 warrants for proceeds, before deducting fees and expenses, of approximately CND$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CND$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Equity Offering as follows: approximately CND$11.5 million to strengthen our balance sheet, approximately CND$5.7 million to fund working capital and approximately CND$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Equity Offering (being CND$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds will be used to fund working capital.

        In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a precondition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be reallocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the 2014 Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated July 25, 2014 publicly filed in connection with the 2014 Equity Offering (other than working capital):

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
Strengthen our balance sheet	CND$11.5 million	Strengthen our balance sheet	CND$11.5 million	No variances to date
General corporate purposes	CND$5.7 million	General corporate purposes	CND$5.7 million	No variances to date

Liquidity Discussion

        Our consolidated financial statements for the three and nine months ended November 30, 2014 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to material and operating expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cashflow break-even from operations and to continue to operate as a going concern. We plan to continue utilizing our asset backed lending facilities described in the "Debt Facility" section above to finance our working capital needs.

        Some of the significant assumptions and associated risks of our plan to achieve cashflow break-even from operations include:

  •
  Achieving sustainable sales growth in our Nokia and non-Nokia channel business including new accounts;

  •
  Reducing the costs of our materials to improve margin performance on hardware;

  •
  Efficiently and cost effectively expanding into new regions including India and South America; and

  •
  Continued access to debt under arrangements with our current lenders.

        While we believe that our assumptions are reasonable, actual events or circumstances may cause our assumptions to be incorrect and actual results may differ materially from the plan.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Commitments as at November 30, 2014

        Future minimum operating lease payments as at November 30, 2014 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$3,375	$478	$2,897	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The following tables show common share activity in the three and nine months ended November 30, 2014.

Common Shares
Balance at February 28, 2014	58,008,746

Exercise of warrants	1,286,722
Public offering	15,927,500
Other	19,413

Balance at August 31, 2014	75,242,381

Exercise of warrants	14,335
Other	13,392

Balance at November 30, 2014	75,270,108

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three and nine months ended November 30, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	1,056,876	$2.13
Forfeited	(95,673)	$5.07

Options outstanding at August 31, 2014	4,134,524	$3.28

Granted	23,100	$1.16
Forfeited	(48,050)	$4.73

Options outstanding at November 30, 2014	4,109,574	$3.25

        As at November 30, 2014 the following securities were issued and outstanding: 75,270,108 common shares, options to purchase 4,109,574 common shares, 80,000 restricted share units ("RSUs"), and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon exercise of such warrants are subject to a adjustment in accordance with terms of the warrants.

        As of January 9, 2015 the following securities were issued and outstanding: 75,275,773 common shares, options to purchase 4,093,574 common shares, 80,000 RSUs, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon exercise of such warrants are subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2014 a total of 10,715 and 27,445 common shares were purchased by employees at fair market value, while we issued 2,677 and 6,861 common shares as its matching contribution, expressed net of 1,500 forfeited shares during the nine months ended November 30, 2014. The shares we contributed will vest 12 months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2014 was $3 thousand and $10 thousand (three and nine months ended November 30, 2013–$4 thousand and $20 thousand). The fair value of the unearned ESPP shares as at November 30, 2014 was $12 thousand (November 30, 2013–$13 thousand). The number of shares held for release, and still restricted under the ESPP at November 30, 2014 was 9,088 (November 30, 2013–6,391).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three months ended November 30, 2014:

	Three months ended November 30, 2014
	RSU's	Weighted Average Price (CDN)
RSU balances at August 31, 2014	80,000	$2.15
Granted	—	—

RSU balances at November 30, 2014	80,000	$2.15

        We have recognized $39 thousand and $58 thousand for the three and nine months ended November 30, 2014 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no RSUs exercisable as of November 30, 2014.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$5,488
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,359
Singapore	Singapore	ARCC	February, 2016	$3,220
Ottawa (Warehouse & Operations at Terry Fox Drive and Frank Neighbor Place + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$136,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$56,160
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2015	$2,950
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$21,660
New Delhi	India	WEL Intertrade Private Limited Holdings Ltd.	March, 2015	$6,200
Gurgaon	India	Pinki Bansal	Month to Month	$370

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        On January 21, 2014, we subleased a portion of our Kanata office space and as such we recorded during the year ended February 28, 2014 net rent expense of $84 thousand, representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at November 30, 2014 we have provisions totaling $0.2 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	November 30, 2014	February 28, 2014
Assets held at fair value (A)	29,546	19,011
Loans and receivables (B)	45,393	19,405
Other financial liabilities (C)	68,166	44,043
Liabilities held at fair value (D)	2,218	1,360

(A)
Includes cash, cash equivalents and forward exchange contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value. Warrants are valued using a combination of Monte Carlo and Black-Scholes valuation techniques with the key inputs similar to inputs used to value our outstanding stock options.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        As at November 30, 2014 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	824	824

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2014, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        A reconciliation of the Level 1 and Level 3 warrant liability measured at fair value for the three and nine months ended November 30, 2014 follows:

	Nine months ended November 30, 2014
	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment–warrant liability	—	852
Issuance of warrants	7,963,750	2,551
Exercise of warrants	(1,072,250)	(659)

Balance at August 31, 2014	10,062,500	4,104

Fair value adjustment–warrant liability	—	(1,880)
Exercise of warrants	(10,000)	(6)

Balance at November 30, 2014	10,052,500	2,218

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and nine months ended November 30, 2014 was $0.3 million and $0.9 million on our cash, cash equivalents and debt facility (three and nine months ended November 30, 2013–expense of $0.3 million and $0.8 million respectively).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at November 30, 2014 (February 28, 2014–$1.2 million). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of November 30, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal decrease in after-tax net loss for the three and nine months ended November 30, 2014 (three and nine months ended November 30, 2013–decrease of $0.1 million) with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at November 30, 2014.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended November 30, 2014. These customers represented approximately 50% and 26% of sales (three months ended November 30, 2013–one customer represented 51%).

        In the nine months ended November 30, 2014 we were also dependent on two key customers with respect to revenue These customers represented approximately 56% and 17% of sales (nine months ended November 30, 2013–two customers represented 56% and 10%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and nine months ended November 30, 2014), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at November 30, 2014 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2014.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 14, 2014, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2014, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely–than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, "Consolidation-Overall", or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended, November 30, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs–Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with no early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

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  Exhibit 99.3